

August 23, 2017

John E. Oxendine
Chief Executive Officer
Social Investment Holdings, Inc.
2121 SW 3rd Ave., Suite 601
Miami, Florida 33129

> **Re:** **Social Investment Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 24, 2017**
> **File No. 024-10723**

Dear Mr. Oxendine:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II - Preliminary Offering Circular

General

1. We note your disclosure that you plan to make equity investments in a number of unrelated entities and it does not appear you have operations outside of these planned equity investments. Please provide an analysis as to whether you are or will be an investment company under the Investment Company Act of 1940. Please tell us what exemption from the Investment Company Act of 1940 you are relying on (if any) and provide us with a detailed legal analysis supporting your determination that the exemption is available to you. Your analysis should include all facts upon which your determination is based.

Item 1. Cover page of offering circular

2. Please add a description of any arrangements to place the funds received in an escrow, trust, or similar arrangement, on the cover page of your offering circular. See Item 1(e) of Part II of Form 1-A.

Risk Factors, page 7

3. Please add risk factor disclosure related to your related party transactions, including your entry into joint ventures with related parties and your provision of lines of credit and loans to related parties.

Use of Proceeds, page 17

4. We note your disclosure contains a mid-point offering scenario that results in gross proceeds of $12.0 million before organization and offering expenses. Please revise the dilution disclosure on page 14 to also reflect the mid-point offering scenario.

5. Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Our Business

6. We note that you intend to enter into joint venture agreements with partners and that you expect to receive revenues from operations. Please revise your Business section and Management's Discussion and Analysis to provide a more thorough description of how you will earn revenue from the joint ventures, whether from dividends or otherwise. Please include a discussion of the specific contractual terms of your joint venture agreements that will provide the company with revenue, and the degree of your involvement in operating the joint ventures.

Our Direction, page 19

7. We note your disclosure that "profits from these type of [business] activities could provide funding for both social, non-revenue generating activities as well as a return to the investors." Please add a risk factor addressing the risks to investors associated with your company's social, non-revenue generating activities, including that your management may face conflicts of interest associated with your company's non-revenue generating activities vis-à-vis your for-profit activities, and whether you have a policy guiding how management will reconcile these conflicts.

8. Please also tell us whether you have determined the percentage of profits you plan to dedicate to social, non-revenue generating activities, in the event you generate revenue.

The Business Model

American Joint Venture Sectors (Contingent on raising adequate funding), page 24

9. Please revise the description of your business to include disclosure relevant to your entry into joint venture agreements related to funeral homes, automotive vocational technical training centers, and call centers. See Item 7 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

10. The first sentence is difficult to understand. Please revise to clarify or explain to us why your current disclosure is appropriate. Refer to Item 9 of Part II of Form 1-A.

11. Reference is made to pages F-10 and F-11 where you disclose short term loans to related parties. Please disclose the loaned amounts, loan terms, the relationship to each related party and the underlying business purpose for the loans. Refer to Item 9 of Part II of Form 1-A.

Security Ownership by Beneficial Owners and Management, page 41

12. Please provide disclosure explaining the "exchange of debt for equity," or provide a cross-reference to relevant disclosure.

Management's Discussion And Analysis of Financial Condition and Results of Operations,

Plan of Operations, page 33

13. We note your disclosure that "during its initial 12 months of operation following the Offering, the Company (assuming adequate funding is raised) will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa and the U.S." Please elaborate on your plan of operation for the 12 months following the commencement of the proposed offering, including what you will be marketing and what products or services you will be creating. In addition, provide a statement indicating whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. See Item 9(c) of Form 1-A.

Interest of Management and Others in Certain Transactions

Certain Related Party Transactions, page 42

14. We note Mr. Range is a member of your Board of Directors and the operator/manager of Range Funeral Home. We also note you disclose you entered into a joint venture agreement with Range Funeral Home, Inc. Please disclose Mr. Range's interest in the transaction as required by Item 13 of Form 1-A.

Financial Statements

Notes to Financial Statements, page F-7

15. Please tell us and disclose your fiscal year end.

(2) Basis of Presentation and Use of Estimates

i) Related Party Transactions, page F-8

16. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis. Representations about transactions with related parties should not state that the related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions unless such representations can be substantiated. Please revise your disclosure or explain to us why all transactions with related parties are at arm's length. Refer to ASC 850-10-50-5.

(5) Related Party Transactions, page F-10

17. Please disclose the nature of the relationship for each material related party transaction disclosed here and in Note (10). Refer to ASC 850-10-50-1a.

Signatures

18. Please revise the offering statement to include signatures of the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body, as required by Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Randall S. Goulding, Esq.